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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **December 2010**

Commission File Number **001-28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date: December 1, 2010

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-09)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

Royal Standard Minerals Inc.
(Continued under the Canada Business Corporations Act)

(An Exploration Stage Company)

(Expressed in United States Dollars)
Interim Consolidated Financial Statements
(Unaudited)

Three and Six Months Ended July 31, 2010

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim consolidated financial statements of Royal Standard Minerals Inc. (An exploration stage Company) were prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting policies have been set out in the January 31, 2010 audited consolidated financial statements. Only changes in accounting policies have been disclosed in these unaudited interim consolidated financial statements. Management acknowledges responsibility for the preparation and presentation of the unaudited interim consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited interim consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited interim consolidated financial statements and (ii) the unaudited interim consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited interim consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Royal Standard Minerals Inc.

(An Exploration Stage Company)
(Expressed in United States Dollars)
Interim Consolidated Balance Sheets
(Unaudited)

	July 31, 2010	January 31, 2010
Assets		
Current		
Cash and cash equivalents	$ 54,535	$ 745,779
Marketable securities (Note 5)	40,500	60,500
Sundry receivables and prepaids	24,135	24,537
	119,170	830,816
Due from related parties (Note 11)	127,597	121,740
Reclamation bond	536,913	534,984
Mineral properties (Note 6)	20,288,986	19,799,686
Equipment, net (Note 7)	590,406	725,906
	$ 21,663,072	$ 22,013,132
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 278,143	$ 301,381
	278,143	301,381
Asset retirement obligation	232,010	232,010
	510,153	533,391
Shareholders' Equity		
Share capital (Note 8(b))	28,098,264	28,098,264
Contributed surplus	10,076,866	10,076,866
Deficit	(16,976,087)	(16,669,265)
Accumulated other comprehensive loss	(46,124)	(26,124)
	21,152,919	21,479,741
	$ 21,663,072	$ 22,013,132

Going Concern (Note 1)
Contingencies (Note 12)
Subsequent Event (Note 15)



The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
(Expressed in United States Dollars)
Interim Consolidated Statements of Mineral Properties
(Unaudited)

	Three Months Ended July 31, 2010	Three Months Ended July 31, 2009	Six Months Ended July 31, 2010	Six Months Ended July 31, 2009	Cumulative from date of inception of project
Gold Wedge Project					
Opening balance	**$ 16,290,190**	$ 15,436,166	**$ 16,087,544**	$ 15,177,300	$ -
Property acquisition costs	**13,596**	25,413	**14,958**	90,444	1,166,633
Travel	**1,018**	5,564	**1,018**	14,593	333,295
Mine development costs	**-**	9,690	**42,037**	9,690	1,088,825
Drilling	**-**	(202)	**-**	(202)	948,793
General exploration	**-**	-	**-**	-	133,353
Professional fees	**-**	-	**-**	-	80,164
Consulting, wages and salaries	**59,072**	105,492	**123,146**	175,176	5,104,857
Office and general	**23,217**	50,014	**50,536**	64,106	1,724,842
Analysis and assays	**1,200**	4,660	**1,200**	4,660	156,810
Supplies, equipment and transportation	**2,079**	3,878	**6,256**	31,972	3,693,007
Amortization	**62,918**	80,110	**126,595**	153,046	2,352,726
Net sale of exploration ore	**-**	(330,015)	**-**	(330,015)	(330,015)
Activity during the period	**163,100**	(45,396)	**365,746**	213,470	16,453,290
Closing balance	**$ 16,453,290**	$ 15,390,770	**$ 16,453,290**	$ 15,390,770	$ 16,453,290
Pinon Project					
Opening balance	**$ 2,012,842**	$ 1,944,363	**$ 2,001,517**	$ 1,931,122	$ -
Property acquisition costs	**15,965**	(5,176)	**27,290**	824	637,507
Travel	**-**	(5,603)	**-**	-	78,326
Drilling	**-**	-	**-**	-	130,600
General exploration	**-**	-	**-**	-	7,765
Professional fees	**-**	19,668	**-**	19,668	85,941
Office and general	**-**	-	**-**	-	98,120
Geologist	**-**	-	**-**	-	32,653
Consulting, wages and salaries	**-**	(1,379)	**-**	259	659,335
Reclamation costs	**-**	-	**-**	-	167,785
Analysis and assays	**-**	-	**-**	-	74,042
Supplies, equipment and transportation	**-**	(3,544)	**-**	(3,544)	56,733
Activity during the period	**15,965**	3,966	**27,290**	17,207	2,028,807
Closing balance	**$ 2,028,807**	$ 1,948,329	**$ 2,028,807**	$ 1,948,329	$ 2,028,807



The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Royal Standard Minerals Inc.

(An Exploration Stage Company)
(Expressed in United States Dollars)
Interim Consolidated Statements of Mineral Properties (continued)
(Unaudited)

	Three Months Ended July 31, 2010	Three Months Ended July 31, 2009	Six Months Ended July 31, 2010	Six Months Ended July 31, 2009	Cumulative from date of inception of project
Railroad Project					
Opening balance	$ -	$ 460,013	$ -	$ 460,013	$ -
Property acquisition costs	-	-	-	-	465,993
Professional fees	-	10,455	-	10,455	123,580
Consulting, wages and salaries	-	14,447	-	14,447	27,727
Sale of property	-	-	-	-	(617,300)
Activity during the period	-	24,902	-	24,902	-
Closing balance	$ -	$ 484,915	$ -	$ 484,915	$ -
Fondaway Project					
Opening balance	$ 339,776	$ 302,279	$ 339,776	$ 302,279	$ -
Property acquisition costs	35,000	35,739	35,000	35,739	355,500
Travel	-	-	-	-	3,279
Drilling	-	-	-	-	15,646
Analysis and assays	-	-	-	-	351
Activity during the period	35,000	35,739	35,000	35,739	374,776
Closing balance	$ 374,776	$ 338,018	$ 374,776	$ 338,018	$ 374,776
Kentucky Project					
Opening balance	$ 1,404,156	$ 1,176,619	$ 1,370,849	$ 1,136,682	$ -
Property acquisition costs	-	-	-	300	418,300
Travel	7	5,634	20	12,105	26,009
Reclamation costs	150	2,550	150	2,550	22,352
Professional fees	5,512	17,147	11,408	20,785	89,761
Consulting, wages and salaries	11,488	11,195	25,898	16,335	233,420
Office and general	2,987	5,801	6,365	25,007	102,845
Supplies, equipment and transportation	3,639	20,000	9,075	25,182	409,388
Rent	-	-	-	-	94,010
Amortization	4,174	-	8,348	-	36,028
Activity during the period	27,957	62,327	61,264	102,264	1,432,113
Closing balance	$ 1,432,113	$ 1,238,946	$ 1,432,113	$ 1,238,946	$ 1,432,113
TOTAL	$ 20,288,986	$ 19,400,978	$ 20,288,986	$ 19,400,978	$ 20,288,986



The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
(Expressed in United States Dollars)
Interim Consolidated Statements of Operations
(Unaudited)

	Three Months Ended July 31, 2010	Three Months Ended July 31, 2009	Six Months Ended July 31, 2010	Six Months Ended July 31, 2009	Cumulative from date of inception June 26, 1996
Expenses					
General and administrative (Note 13)	$ **109,424**	$ 104,327	$ **244,404**	$ 151,148	$ 4,728,956
Consulting, wages and salaries (Note 11)	**1,612**	78,433	**65,306**	160,247	2,830,328
Stock-based compensation	**-**	149,535	**-**	149,535	5,934,302
General exploration	**-**	-	**-**	-	211,835
Amortization	**277**	318	**557**	608	16,917
	111,313	332,613	**310,267**	461,538	13,722,338
Loss before the following items	**(111,313)**	(332,613)	**(310,267)**	(461,538)	(13,722,338)
Interest income	**919**	2,296	**1,942**	5,329	866,605
Write down of advances to related company	**-**	-	**-**	-	(75,506)
Write-off of exploration properties	**-**	-	**-**	-	(3,944,324)
Gain on disposal of marketable securities	**-**	-	**-**	-	47,988
Write down of marketable securities	**-**	-	**-**	-	(407,105)
Gain on sale in exploration property	**-**	-	**-**	-	109,012
Foreign exchange (loss) gain	**(1,751)**	15,648	**1,503**	10,947	890,321
Net loss for the period	$ **(112,145)**	$ (314,669)	$ **(306,822)**	$ (445,262)	$(16,235,347)
Basic and diluted loss per share (Note 10)	$ **(0.00)**	$ (0.00)	$ **(0.00)**	$ (0.01)	



The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
(Expressed in United States Dollars)
Interim Consolidated Statements of Deficit
(Unaudited)

	Three Months Ended July 31, 2010	Three Months Ended July 31, 2009	Six Months Ended July 31, 2010	Six Months Ended July 31, 2009	Cumulative from date of inception June 26, 1996
Deficit, beginning of period	**$(16,863,942)**	$(15,978,754)	**$(16,669,265)**	$(15,848,161)	$ (740,740)
Net loss for the period	**(112,145)**	(314,669)	**(306,822)**	(445,262)	(16,235,347)
Deficit, end of period	**$(16,976,087)**	$(16,293,423)	**$(16,976,087)**	$(16,293,423)	$(16,976,087)

Interim Consolidated Statements of Comprehensive Loss
(Unaudited)

	Three Months Ended July 31, 2010	Three Months Ended July 31, 2009	Six Months Ended July 31, 2010	Six Months Ended July 31, 2009	Cumulative from date of inception June 26, 1996
Net loss for the period	**$ (112,145)**	$ (314,669)	**$ (306,822)**	$ (445,262)	$(16,235,347)
Other comprehensive gain (loss)					
Net increase (decrease) in unrealized losses on available-for-sale marketable securities	**(40,000)**	50,000	**(20,000)**	(110,000)	(78,720)
Comprehensive loss	**$ (152,145)**	$ (264,669)	**$ (326,822)**	$ (555,262)	$(16,314,067)



The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
(Expressed in United States Dollars)
Interim Consolidated Statements of Shareholders' Equity
(Unaudited)

	Share Capital	Shares to be Cancelled	Warrants	Contributed Surplus	Deficit	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance, January 31, 2009	$ 28,095,521	$ (42,257)	$ -	$ 9,765,395	$(15,848,161)	$ 113,876	$ 22,084,374
Cancellation of shares	(42,257)	42,257	-	-	-	-	-
Value of stock options granted	-	-	-	128,641	-	-	128,641
Shares issued as compensation	45,000	-	-	-	-	-	45,000
Modifications of options	-	-	-	182,830	-	-	182,830
Net increase in unrealized losses available-for-sale marketable securities	-	-	-	-	-	(140,000)	(140,000)
Net loss for the period	-	-	-	-	(821,104)	-	(821,104)
Balance, January 31, 2010	28,098,264	-	-	10,076,866	(16,669,265)	(26,124)	21,479,741
Net increase in unrealized losses available-for-sale marketable securities	-	-	-	-	-	(20,000)	(20,000)
Net loss for the period	-	-	-	-	(306,822)	-	(306,822)
Balance at July 31, 2010	**$ 28,098,264**	**$ -**	**$ -**	**$ 10,076,866**	**$(16,976,087)**	**$ (46,124)**	**$ 21,152,919**



The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
(Expressed in United States Dollars)
Interim Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended July 31, 2010	Three Months Ended July 31, 2009	Six Months Ended July 31, 2010	Six Months Ended July 31, 2009	Cumulative from date of inception June 26, 1996
Operating activities					
Net loss	$ **(112,145)**	$ (314,669)	$ **(306,822)**	$ (445,262)	$(16,235,347)
Operating items not involving cash:					
Amortization	**277**	318	**557**	608	16,917
Stock-based compensation	**-**	149,535	**-**	149,535	5,934,302
Write-off of bad debt	**-**	-	**-**	-	20,950
Write-off of exploration properties	**-**	-	**-**	-	3,944,324
Services provided as payment for equity	**-**	-	**-**	-	162,678
Gain on sale of exploration properties	**-**	-	**-**	-	(109,012)
Gain on disposal of marketable securities	**-**	-	**-**	-	(47,988)
Write down of advances to related company	**-**	-	**-**	-	75,506
Write down of marketable securities	**-**	-	**-**	-	407,105
Changes in non-cash working capital:					
Sundry receivables and prepaids	**24,163**	55,430	**402**	8,747	(76,350)
Accounts payable and accrued liabilities	**7,685**	(58,026)	**(23,238)**	(24,558)	278,143
Cash used in operating activities	**(80,020)**	(167,412)	**(329,101)**	(310,930)	(5,628,772)
Financing activities					
Issue of common shares, net of issue cost	**-**	-	**-**	-	32,282,817
Purchase of shares to be cancelled	**-**	-	**-**	-	(42,257)
Due from (due to) related parties	**1,868**	(21,754)	**(5,857)**	(22,788)	(478,770)
Cash provided by (used in) financing activities	**1,868**	(21,754)	**(5,857)**	(22,788)	31,761,790



The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
(Expressed in United States Dollars)
Interim Consolidated Statements of Cash Flows (continued)
(Unaudited)

	Three Months Ended July 31, 2010	Three Months Ended July 31, 2009	Six Months Ended July 31, 2010	Six Months Ended July 31, 2009	Cumulative from date of inception June 26, 1996
Investing activities					
Funds held in trust	$ -	$ -	$ -	$ -	$ (20,950)
Purchase of reclamation bond	**(785)**	(3,137)	**(1,929)**	(140,906)	(664,762)
Redemption of reclamation bond	**-**	-	**-**	-	150,192
Additions to mineral properties	**(174,932)**	(1,427)	**(354,357)**	(240,535)	(23,391,515)
Purchase of equipment	**-**	-	**-**	(5,300)	(2,996,078)
Purchase of marketable securities	**-**	-	**-**	-	(1,057,976)
Proceeds on disposal of marketable securities	**-**	-	**-**	-	690,859
Proceeds on sale of mineral properties	**-**	-	**-**	-	1,211,747
Cash used in investing activities	**(175,717)**	(4,564)	**(356,286)**	(386,741)	(26,078,483)
Change in cash and cash equivalents	**(253,869)**	(193,730)	**(691,244)**	(720,459)	54,535
Cash and cash equivalents, beginning of period	**308,404**	1,174,419	**745,779**	1,701,148	-
Cash and cash equivalents, end of period	**$ 54,535**	$ 980,689	**$ 54,535**	$ 980,689	$ 54,535
Cash and cash equivalents consist of:					
Cash	**$ 54,535**	$ 980,689	**$ 54,535**	$ 980,689	
Cash equivalents	**-**	-	**-**	-	
Cash and cash equivalents	**$ 54,535**	$ 980,689	**$ 54,535**	$ 980,689	
Supplemental cash information					
Amortization capitalized to mineral properties	**$ 67,092**	$ 80,110	**$ 134,943**	$ 153,046	$ 2,388,754
Shares issued for services	**-**	**-**	**-**	-	45,000



The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
(Expressed in United States Dollars)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended July 31, 2010
(Unaudited)

1. The Company, Operations and Going Concern

Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of coal and precious metal properties in the United States. The Company has adopted the Accounting Guideline 11 – Enterprises in the Development Stage ("AcG11") as detailed by the Canadian Institute of Chartered Accountants ("CICA"). Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI") which acquisition was accounted for as a reverse takeover of the Company by SRI.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of mineral properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

Going Concern

These unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company's ability to continue as a going concern is in substantial doubt and is dependent upon the Company's ability to sell an asset and/or obtain financing. There are no assurances that the Company will be able to execute strategic plans in order to sell an asset and/or obtain financing. These unaudited interim consolidated financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2. Basis of Presentation and Accounting Policies

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for three and six months ended July 31, 2010 may not necessary be indicative of the results that may be expected for the year ended January 31, 2011.

The consolidated balance sheet at January 31, 2010 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual consolidated financial statements. The unaudited interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual audited consolidated financial statements for the year ended January 31, 2010. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended January 31, 2010.



Royal Standard Minerals Inc.
(An Exploration Stage Company)
(Expressed in United States Dollars)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended July 31, 2010
(Unaudited)

2. Basis of Presentation and Accounting Policies (continued)

Future Accounting Changes

<u>(i) International Financial Reporting Standards ("IFRS")</u>

In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. On February 13, 2008, the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will be required to have prepared, in time for its first quarter of fiscal 2012 filing, comparative financial statements in accordance with IFRS for the three months ended April 30, 2011. The Company is currently in the process of evaluating the potential impact of IFRS to its financial statements. This will be an ongoing process as the International Accounting Standards Board and the AcSB issue new standards and recommendations. It is anticipated that the Company's financial results and financial position as disclosed in the Company's current Canadian GAAP financial statements will not be significantly different when presented in accordance with IFRS.

<u>(ii) Business Combinations, Consolidated Financial Statements and Non-Controlling Interests</u>

The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations" ("Section 1582"), Section 1601, "Consolidated Financial Statements" ("Section 1601") and Section 1602, "Non-Controlling interests" ("Section 1602"). These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - "Business Combinations". The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace section 1600, "Consolidated Financial Statements". Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS IAS 27 - "Consolidated and Separate Financial Statements" and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

3. Capital Management

The Company considers its capital structure to consist of share capital and stock options. When managing capital, the Company's objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition, exploration and development of its mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management team to sustain the future development of the business.



Royal Standard Minerals Inc.
(An Exploration Stage Company)
(Expressed in United States Dollars)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended July 31, 2010
(Unaudited)

3. Capital Management (continued)

The properties in which the Company currently has an interest are in the exploration stage. As such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration program and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts when economic conditions permit it to do so.

Management has chosen to mitigate the risk and uncertainty associated with raising additional capital within current economic conditions by:

i)   minimizing discretionary disbursements;
ii)   reducing or eliminating exploration expenditures which are of limited strategic value; and
iii) exploring alternate sources of liquidity.

In light of the above, the Company will continue to assess new properties and seek to acquire an interest in additional properties if it believes there is sufficient potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the three and six months ended July 31, 2010. The Company is not subject to externally imposed capital requirements.

4. Property and Financial Risk Factors

(a) Property risk

The Company's significant mineral properties are outlined below:

  Gold Wedge Project
  Pinon Project
  Fondaway Project
  Kentucky Project

(collectively called the "Properties")

Unless the Company acquires or develops additional significant resource properties, the Company will be solely dependent upon the Properties. If no additional mineral properties are acquired by the Company, any adverse development affecting the Properties would have a material adverse effect on the Company's financial condition and results of operations.

(b) Financial risk factors

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate, and commodity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee. The Board of Directors also provides regular guidance for overall risk management.



Royal Standard Minerals Inc.
(An Exploration Stage Company)
(Expressed in United States Dollars)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended July 31, 2010
(Unaudited)

4. **Property and Financial Risk Factors (continued)**

   (b) **Financial risk factors (continued)**

   (i) Credit risk

   Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash equivalents, sundry receivables and due from related parties. The Company has no significant concentration of credit risk arising from operations. Cash equivalents consist of money market deposits, which have been invested with reputable financial institutions, from which management believes the risk of loss to be minimal.

   Financial instruments included in sundry receivables and due from related parties consist of deposits held with service providers and amounts due from an officer of the Company and a company under common management. Sundry receivables and due from related parties are in good standing as of July 31, 2010. Management believes that the credit risk concentration with respect to financial instruments included in sundry receivables and due from related parties is minimal.

   The Company's marketable securities are subject to fair value fluctuations. Management believes that the credit risk with respect to marketable securities is remote.

   (ii) Liquidity risk

   The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at July 31, 2010, the Company had a cash balance of $54,535 (January 31, 2010 - $745,779) to settle current liabilities of $278,143 (January 31, 2010 - $301,381). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.

   (iii) Market risk

   Interest rate risk

   The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in guaranteed investment certificates, bankers acceptance and money market deposits, with reputable financial institutions. The Company regularly monitors its cash management policy.

   Foreign currency risk

   The Company's functional and reporting currency is the US dollar and major purchases are translated in United States dollars. An operating account is maintained in Canadian dollars primarily for settlement of general and corporate expenditures.



Royal Standard Minerals Inc.
(An Exploration Stage Company)
(Expressed in United States Dollars)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended July 31, 2010
(Unaudited)

4. **Property and Financial Risk Factors (continued)**

   (b) **Financial risk factors (continued)**

      (iii) Market risk (continued)

      Commodity price risk

      The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as it relates to coal and precious metals in the United States, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

   (c) **Sensitivity analysis**

      As of July 31, 2010, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

      Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a six month period:

      - Interest rate risk was remote as the interest rates on the Company's money market deposits was fixed.

      - The Company's marketable securities are subject to fair value fluctuations. As at July 31, 2010, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, comprehensive loss for the six months ended July 31, 2010 would have been approximately $4,000 higher/lower. Similarly, as at July 31, 2010, reported shareholders' equity would have been approximately $4,000 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.

      - Cash and cash equivalents, sundry receivables, due from related parties and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at July 31, 2010, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, net loss and comprehensive loss would have been affected by approximately $4,000.



Royal Standard Minerals Inc.
(An Exploration Stage Company)
(Expressed in United States Dollars)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended July 31, 2010
(Unaudited)

4.   **Property and Financial Risk Factors (continued)**

     (c) **Sensitivity analysis (continued)**

     - Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability of development depends upon the world market price of coal and precious metals. Coal and precious metals have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of coal and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of coal and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company's value. As of July 31, 2010, the Company is not a coal or precious metals producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

     (d) **Fair value hierarchy**

     The following table illustrates the classification of the Company's financial instruments within the fair value hierarchy as at July 31, 2010:

	Level One	Level Two	Level Three
Cash	$ 54,535	$ -	$ -
Marketable security	$ 40,000	$ -	$ 500

5.   **Marketable Securities**

	Cost	Other Comprehensive Loss Adjustment	July 31, 2010 Fair Value	January 31, 2010 Fair Value
Sharpe Resources Corporation [1]	$ 86,125	$ (46,125)	$ 40,000 [2]	$ 60,000 [3]
JMB Exploration Corp. [4]	500	-	500	500
	$ 86,625	$ (46,125)	$ 40,500	$ 60,500

[1] The Company owns 2,000,000 common shares of Sharpe Resources Corporation ("Sharpe"), a publicly held Canadian company engaged in the exploration and development of coal properties in the United States. Sharpe is considered to be related to the Company because of common management;
[2] Fair value determined by using the bid price of the Company's investments in Sharpe as at July 31, 2010;
[3] Fair value determined by using the bid price of the Company's investments in Sharpe as at January 31, 2010; and
[4] The Company owns 500,000 common shares of JMB Exploration Corp., a private company.



Royal Standard Minerals Inc.
(An Exploration Stage Company)
(Expressed in United States Dollars)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended July 31, 2010
(Unaudited)

6. Mineral Properties

Name of Mineral Property	July 31, 2010	January 31, 2010
Gold Wedge Project	$ 16,453,290	$ 16,087,544
Pinon Project	2,028,807	2,001,517
Fondaway Project	374,776	339,776
Kentucky Project	1,432,113	1,370,849
	$ 20,288,986	$ 19,799,686

On a quarterly basis, management of the Company reviews exploration costs to ensure mineral properties include only costs and projects that are eligible for capitalization.

7. Equipment

	July 31, 2010	January 31, 2010
Cost		
Exploration equipment	$ 2,977,464	$ 2,977,464
Office equipment	21,253	21,253
	2,998,717	2,998,717
Accumulated amortization		
Exploration equipment	2,388,754	2,253,811
Office equipment	19,557	19,000
	2,408,311	2,272,811
Net carrying value		
Exploration equipment	588,710	723,653
Office equipment	1,696	2,253
	$ 590,406	$ 725,906



- 16 -

Royal Standard Minerals Inc.
(An Exploration Stage Company)
(Expressed in United States Dollars)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended July 31, 2010
(Unaudited)

8. **Share Capital**

   (a) **Authorized**

   The authorized capital of the Company consists of an unlimited number of common shares without par value.

   (b) **Issued**

Common shares issued	Shares	Amount
Balance, January 31, 2010 and July 31, 2010	**83,853,825**	**$ 28,098,264**

9. **Stock Options**

   The following table reflects the continuity of stock options:

	Number of Stock Options	Weighted Average Exercise Price
Balance, January 31, 2010 and July 31, 2010	**7,904,691**	**$ 0.10**

   The following table reflects the stock options outstanding and exercisable as at July 31, 2010:

Expiry Date	Exercise Price ($)	Options Exercisable and Outstanding	Fair Value	Weighted Average Remaining Years
June 26, 2014	0.10	7,904,691	$ 4,298,688	3.91

Royal Standard Minerals Inc.
(An Exploration Stage Company)
(Expressed in United States Dollars)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended July 31, 2010
(Unaudited)

10. Basic and Diluted Loss per Share

The following table sets forth the computation of basic and diluted loss per share:

	Three Months Ended July 31, 2010	Three Months Ended July 31, 2009	Six Months Ended July 31, 2010	Six Months Ended July 31, 2009
Numerator: Loss for the period	**$ (112,145)**	$ (314,669)	**$ (306,822)**	$ (445,262)
Denominator: Weighted average number of common shares outstanding for basic and diluted loss per share	**83,853,825**	83,174,053	**83,853,825**	83,184,238
Basic and diluted loss per share	**$ (0.00)**	$ (0.00)	**$ (0.00)**	$ (0.01)

The stock options were not included in the computation of diluted loss per share on July 31, 2010 and 2009 as their inclusion would be anti-dilutive.

11. Related Party Transactions

	July 31, 2010	January 31, 2010
Due from related parties: Sharpe (i)	**$ 127,597**	$ 121,740

(i) Sharpe is related to the Company because of common management. On September 9, 2008, the Company entered into an agreement with Sharpe for the repayment of certain advances totaling the principal amount of $124,521 (the "Advances") that have been loaned by the Company to Sharpe since January 1, 2005. To this end, Sharpe has executed a promissory note (the "Note") in favour of the Company that provides for the repayment of the Advances over a three-year period commencing on September 9, 2008. Pursuant to the Note, the outstanding amount of the Advances will accumulate interest at the rate of 4% per annum, such interest to accrue daily and be payable monthly in arrears on the first business day of each and every month commencing on October 9, 2008 until the full amount of the Advances together with all interest on such amount has been repaid in full.

On September 11, 2009, the Company cancelled the Note received from Sharpe and received a new promissory note in the amount of $133,134 at 0% interest payable in three equal installments on September 9, 2011, 2012 and 2013 as consideration for the extension of the Option and Joint Venture agreement it has with Sharpe. Netted against the due from related party of Sharpe is a balance due to a related party, a subsidiary of Sharpe in the amount of $25,106.



Royal Standard Minerals Inc.
(An Exploration Stage Company)
(Expressed in United States Dollars)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended July 31, 2010
(Unaudited)

11. Related Party Transactions (continued)

(ii) Consulting, wages and salaries for the three and six months ended July 31, 2010 include a salary of $33,650 and $62,494, respectively (three and six months ended July 31, 2009 - $33,650 and $91,336, respectively) paid to the President of the Company.

(iii) Consulting, wages and salaries for the three and six months ended July 31, 2010 include salary of $11,480 and $21,320, respectively (three and six months ended July 31, 2009 - $11,480 and $23,742, respectively) paid to an employee who is also a family member of the President and Director of the Company.

(iv) Compensation of $13,917 and $24,136, respectively for the three and six months ended July 31, 2010 (three and six months ended July 31, 2009 - $9,100 and $14,726, respectively) was paid to the CFO of the Company.

(v) During the three and six months ended July 31, 2010, a corporation associated with a director and officer of the Company was paid transfer agent fees of $1,018 and $2,090, respectively (three and six months ended July 31, 2009 - $1,393 and $4,039, respectively).

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

12. Contingencies

(a)   The Company and a dissident group of shareholders agreed to settle matters between the parties based on a judgment made by the United States District Court of the Central District of California. The judgment and agreement approved by the District Court stated that the dissident group could not sell or acquire any shares of the Company without notifying the Company and must vote with management on matters being voted on at shareholder meetings for three years from May 5, 2008.

(b)   The Company entered into an agreement with a service provider whereby the service provider was obligated to perform its services for $58,000. The service provider has claimed that they have performed all the services required to earn the fees agreed to and has commenced legal actions demanding payment. The parties agreed to settle this action and as a result the Company has paid the service provider $15,000 as payment in full for the services rendered.

(c)   The Company received documents filed in the District Court, Nye County, Nevada, whereby a optionor of a property acquired by the Company has requested payment for machinery and equipment stored in the vicinity of the acquired property. In the opinion of management, the legal proceedings are without merit and the Company intends to vigorously defend itself against this claim.



Royal Standard Minerals Inc.
(An Exploration Stage Company)
(Expressed in United States Dollars)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended July 31, 2010
(Unaudited)

13. General and Administrative

	Three Months Ended July 31, 2010	Three Months Ended July 31, 2009	Six Months Ended July 31, 2010	Six Months Ended July 31, 2009
Advertising and promotion	$ 8,010	$ 8,163	$ 30,862	$ 15,627
Corporate development	1,018	2,489	2,090	9,545
Insurance	6,743	8,267	13,935	15,040
Office and general	69,368	21,648	114,187	32,519
Professional fees	24,285	39,006	83,330	53,663
Capital tax, interest and penalties	-	24,754	-	24,754
	$ 109,424	$ 104,327	$ 244,404	$ 151,148

14. Segmented Information

The Company has one reportable business segment consisting of the exploration and development of mining properties. Substantially all of the Company's assets are located in the United States except for cash totaling $21,371 (January 31, 2010 - $678,589) held in Canadian banks. For the three and six months ended July 31, 2010, the Company's operations in Canada consist of general and administrative expenses, totaling $49,022 and $175,958, respectively (three and six months ended July 31, 2009 - $81,964 and 103,151, respectively) necessary to maintain the Company's public company status.

15. Subsequent Event

On September 7, 2010, the Company announced that it is attempting to secure a financing with an international private investment group and current management of the Company to include a "Credit Facility" that will consist of senior secured notes with an 8% per annum interest rate for $10 to $20 million. The Credit Facility will consist of 20 to 40 units at $500,000 per unit. Each unit will consist of one senior secured note of $500,000 with an 8% interest rate and 500,000 warrants, each warrant allowing the holder to acquire one common share of the Company for $0.10. The term of both the notes and warrants will be three years from date of closing. The notes will be repaid by making interest only payments during the first year commencing six months after the closing and the payment of equal monthly principal and interest during years two and three until the notes are repaid. The notes will be secured by the Company's properties and physical assets. The initial funding of the Credit Facility is expected to be completed by October 15, 2010.

In conjunction with the Credit Facility, the Company is also attempting to secure a $1.2 million private placement by issuing 11.2 million units at $0.10 per unit. Each unit will consist of one common share and one common share purchase warrant allowing the holder to acquire one common share of the Company for $0.10 for three years from the date of closing.

At September 24, 2010, both financings have not been completed.

